Exhibit 99.1

No. 22/08
IAMGOLD ANNOUNCES ACCELERATION OF WORK AT WESTWOOD

Toronto, Ontario, May 30, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announces progress on the acceleration of its Westwood advanced exploration project located two kilometres from the Company’s operating Doyon Mine within the prolific Abitibi region of Northern Quebec.

“The momentum behind the Westwood project continues to increase as the acceleration of the project becomes reality,” stated Joseph Conway, President and CEO.

The activity currently taking place to accelerate the project includes the development of an exploration ramp, preparation for shaft sinking, infrastructure enhancements and a revised scoping study.  The Company’s primary objective regarding Westwood is to accelerate all aspects of the exploration program to reach a commercial production decision as soon as possible.

The first phase of the activity is to begin an exploration ramp to provide better drilling access to the upper levels of the deposit, above the current “14th level” exploration drift. Concurrent with ramp access is the development of the first phase for a possible 2,000 metre shaft. The process to obtain the environmental and other permits required has begun.  They are expected to be granted in July.  The drilling of a condemnation drill hole at the proposed shaft site is almost complete. Other facets of the shaft site preparation have also begun, including access roads and electric power lines. In addition, a letter of intent has been signed with a shaft sinking company to begin raise boring a 2.4 metre diameter hole to a depth of 865 metres in August 2008. Detailed engineering for shaft design has also begun. By the end of September 2008, a revised scoping study will be completed providing details on metallurgy, rock mechanics, reserves, resources, capital expenditure and timelines to a commercial production decision.

An important component of Westwood’s development is to increase the confidence level of the current resources and to establish geologic continuity.  A detailed definition drilling program was established in early 2008 to achieve this objective over a 350 metre by 350 metre block within the known Zone 2 resource. This drill program will be completed in June. Concurrently, a drift is being developed to assess the grade and the continuity of the ore zones contained in Zone 2 .This will provide material for additional metallurgical testing.

The results from the drilling campaign are being interpreted now and will be available with the update on resources scheduled for the month of July.

Table 1 outlines the latest results from the detailed drilling program in Zone 2.  Significant results include:

•           30.5 g/t Au over 3.0 metres – Hole R14488-08

•           33.4 g/t Au over 5.0 metres – Hole R14488-08

•           12.0 g/t Au over 9.0 metres -  Hole R14467-08

•           10 g/t Au over 4.0 metres - Hole R14461-08

•           24.4 g/t Au over 4.0 metres – Hole R14467-08

Particularly encouraging is the discovery of additional vein structures which have high gold value intercepts.  The discovery of additional veins creates the potential for increases in the resource base beyond the 3.3 million ounce inferred resource outlined to date. A further update on results at Westwood will be provided in late June.

TABLE 1: RECENT DRILLING RESULTS FROM WESTWOOD VALUATION PROGRAM ON ZONES 2 AND NORTH CORRIDOR (SINCE START OF WORKS IN JANUARY 2008)

Hole #	Intersection				Zone 2 Extension
	from (m)	to (m)	Core length (m)	True width (m)	Au	Type
					g/t	Vein
R14438-08	119.0	123.0	4.0	3.6	3.1	Z2-30
R14439-08	123.0	126.0	3.0	3.2	9.3	Z2-30
R14440-08	131.0	134.0	3.0	3.1	8.6	Z2-30
R14441-08	123.0	126.0	3.0	3.2	5.8	Z2-30
R14443-08	104.0	108.0	4.0	3.8	14.2	Z2-30
R14444-08	145.0	148.5	3.5	3.3	1.3	Z2-30
	182.0	186.0	4.0	3.5	17.6	Z2-40
	205.5	209.0	3.5	3.0	5.2	Z2-50
R14446-08	168.0	172.5	4.5	3.6	1.5	Z2-30
R14447-08	109.5	113.0	3.0	3.1	9.5	Z2-30
	135.5	138.5	3.0	3.0	8.8	New vein
R14448-08	165.5	169.0	3.5	3.3	0.1	Z2-30
R14450-08	120.0	123.0	3.0	3.1	5.3	Z2-30
R14451-08	172.0	176.0	4.0	3.2	4.6	Z2-30

Hole #	Intersection				Zone 2 Extension
	from (m)	to (m)	Core length (m)	True width (m)	Au	Type
					g/t	Vein
R14453-08	136.5	140.0	3.5	3.3	7.7	Z2-30
	197.5	200.5	3.0	3.0	6.0	Z2-40
R14454-08	148.5	151.5	4.0	3.3	4.2	Z2-30
R14455-08	137.0	140.5	3.5	3.3	0.5	Z2-30
	369.0	372.5	3.5	3.0
	401.5	405.5	4.0	3.0
R14461-08	187.0	191.0	4.0	3.0	0.9	Z2-30
	261.0	265.0	4.0		10.0	New vein
R14462-08	104.0	107.5	3.5	3.0	7.6	Z2-30
R14460-08	200.0	204.5	4.5	3.0	0.2	Z2-30
	248.0	253.0	5.0		4.4	Z2-40
R14465-08	118.8	122.0	3.2	3.0	4.2	Z2-30
R14463-08	137.0	143.0	6.0		4.1	New vein
	161.0	165.0	4.0	3.0	2.4	Z2-30
	198.5	202.5	4.0	3.0	4.2	Z2-40
	400.0	404.0	4.0
R14464-08	105.0	109.0	4.0	3.0	4.1	Z2-30
	177.0	180.0	3.0	3.0	7.7	Z2-40
R14470-08	171.0	174.5	3.5	3.0	4.1	Z2-30
R14466-08	107.2	110.5	3.3	3.0	0.8	Z2-30
R14467-08	219.0	228.0	9.0		12.0	Z2-30
	238.0	243.5	5.5	3.8	24.7	Z2-40
	283.0	287.0	4.0		24.4	Z2-50
R14468-08	104.0	107.5	3.5	3.0	0.1	Z2-30
R14469-08	130.0	133.5	3.5	3.0	0.1	Z2-30
R14471-08	165.0	169.0	4.0	3.0	3.0	Z2-30
R14472-08	207.7	211.5	3.8	3.0	3.5	Z2-30
R14473-08	182.5	186.0	3.5	3.0	1.7	Z2-30
R14474-08	259.0	263.0	4.0	3.0	30.5	Z2-30
	417.5	420.5	3.0	2.4	8.9	New vein
R14475-08	88.0	91.5	3.5	3.0	0.5	Z2-30
R14482-08	187.5	191.0	3.5	3.0	1.4	Z2-30
R14483-08	Drillhole stopped in Bousquet fault

Hole #	Intersection				Zone 2 Extension
	from (m)	to (m)	Core length (m)	True width (m)	Au	Type
					g/t	Vein
R14488-08	216.0	220.0	4.0	3.0	30.1	Z2-30
	220.0	227.0	7.0	5.0	33.4	Z2-40
	272.0	276.0	4.0	3.0	18.3	Z2-50
R14484-08	182.0	186.0	4.0	3.0	1.3	Z2-30
R14485-08	254.0	258.5	4.5	3.0	14.1	Z2-30
	318.0	323.0	5.0	3.5	20.1	Z2-50
R14490-08	149.0	152.5	3.5	3.0	11.2	Z2-30
R14492-08	184.5	188.0	3.5	3.0	2.7	Z2-30

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The drilling program at Westwood, attributed in this release, was carried out by IAMGOLD employees, under the supervision of Ms. Nicole Houle, Geologist – Doyon Division.  Ms. Houle is a qualified persons (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology.  The resource estimate at The Westwood project, is based on information prepared under the supervision of, or has been reviewed by Elzear Belzile, former Manager, Mining Geology, a geologist, a formal employee of IAMGOLD Corporation and is the “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified persons.  The Qualified Persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/fr/accueil.html.

LONGITUDINAL ZONE Z2-30 (May 2008)
Définition drilling (400 m)
Level 14
Level 14
350 m
350 m
VALUATION DRILLING IN PROGRESS
Assays pending
> 10 g/t Au
> 6-10 g/t Au
> 3-6 g/t Au
> 1-3 g/t Au
> 0-1 g/t Au
In progress
In progress
LA MINE DOYON

Figure 1